Bangkok Bank
ธนาคารกรุงเทพ

RECEIVED
2007 JUL 31 A [illegible] 23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 19, 2007

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 2nd quarter 2007 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

07025632

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

PROCESSED
AUG 02 2007
THOMSON
FINANCIAL

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

ธนาคารกรุงเทพ
Bangkok Bank

Ref: AFD.FA.FS 89/2550
19 July, 2007

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unaudited financial statements for the quarter and period ended June 30, 2007

We are pleased to submit herewith, the unaudited financial statements of the Bank, and Form F45-3 for the quarter and period ended June 30, 2007, one copy each in Thai and in English as follows:

Document No. 1	Summary Statement of Assets and Liabilities as at June 30, 2007
Document No. 2	Balance Sheet as at June 30, 2007 compared with Balance Sheet as at December 31, 2006
Document No. 3	Statement of Income for the quarters ended June 30, 2007, March 31, 2007 and June 30, 2006
Document No. 4	Statement of Income for the 6-month periods ended June 30,2007 and 2006
Document No. 5	Summary of Financial Results for the quarter and period ended June 30, 2007

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

Summary Statement of Assets and Liabilities [1/]

C.B. 1.1

As of 30 June, 2007

ASSETS	Baht
Cash	26,949,698,279.22
Interbank and money market items	161,729,520,679.12
Securities purchased under resale agreements	20,000,000,000.00
Investment in securities, net (with obligations Baht 67,239,601,675.39)	339,885,433,301.50
Credit advances (net of allowance for doubtful accounts)	913,273,539,863.99
Accrued interest receivables	3,136,764,035.26
Properties foreclosed, net	35,007,775,975.43
Customers' liabilities under acceptances	551,884,117.02
Premises and equipment, net	30,380,100,066.45
Other assets	11,435,815,146.81
Total Assets	1,542,350,531,464.80
Customers' liabilities under unmatured bills	11,313,939,331.22
Total	1,553,664,470,796.02
LIABILITIES	
Deposits	1,278,033,654,161.51
Interbank and money market items	55,315,032,207.52
Liabilities payable on demand	6,724,943,518.71
Securities sold under repurchase agreements	-
Borrowings	13,651,744,740.78
Bank's liabilities under acceptance	551,884,117.02
Other liabilities	30,388,637,649.05
Total Liabilities	1,384,665,896,394.59
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	100,327,053,629.08
Other reserves and profit and loss account	38,269,152,501.13
Total Shareholders' Equity	157,684,635,070.21
Total Liabilities and Shareholders' Equity	1,542,350,531,464.80
Bank's liabilities under unmatured bills	11,313,939,331.22
Total	1,553,664,470,796.02

Non-Performing Loans [2/] (net) for the quarter ended June 30, 2007 (3.96% of total loans after allowance for doubtful accounts of Non-Performing Loans)	37,298,353,322.70
Required provisioning for loan loss for the quarter ended June 30, 2007	58,486,132,202.34
Actual allowance for doubtful accounts	71,136,964,365.69
Loans to related parties	27,933,781,765.67
Loans to related asset management companies	6,680,460,000.00
Loans to related parties due to debt restructuring	10,308,580,763.14
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	145,353,983,736.67
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, Section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	7,054,485,906.96
Letters of credit	30,114,334,428.31

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

[2/] Non-Performing Loans (gross) for the quarter ended June 30, 2007 (9.08% of total loans before allowance for doubtful accounts) 90,333,260,526.35

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht

	CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
	As at June 30, 2007	As at December 31, 2006	Increase (Decrease) %	As at June 30, 2007	As at December 31, 2006 (Restated)	Increase (Decrease) %
ASSETS						
CASH	27,015,871,548	33,114,861,889	(18.4)	26,949,698,279	33,071,895,397	(18.5)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	10,701,360,445	6,588,872,936	62.4	9,657,387,461	5,800,631,569	66.5
Non-interest bearing	8,322,611,037	9,034,939,467	(7.9)	6,718,164,049	9,017,081,741	(25.5)
Foreign items						
Interest bearing	148,837,420,649	134,559,898,801	10.6	140,639,372,267	133,463,138,810	5.4
Non-interest bearing	4,953,754,780	5,378,490,623	(7.9)	4,714,596,902	5,131,794,260	(8.1)
Total interbank and money market items, net	172,815,146,911	155,562,201,827	11.1	161,729,520,679	153,412,646,380	5.4
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	20,000,000,000	32,000,000,000	(37.5)	20,000,000,000	32,000,000,000	(37.5)
INVESTMENTS						
Current investments, net	167,569,815,051	117,691,284,144	42.4	166,593,577,432	116,108,295,800	43.5
Long-term investments, net	167,617,754,806	173,140,398,045	(3.2)	167,346,159,015	172,861,813,810	(3.2)
Investments in subsidiaries and associated companies, net	258,786,672	220,978,269	17.1	5,945,696,855	5,909,765,219	0.6
Total investments, net	335,446,356,529	291,052,660,458	15.3	339,885,433,302	294,879,874,829	15.3
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	988,060,236,408	962,070,340,884	2.7	984,382,107,322	958,386,141,011	2.7
Accrued interest receivable	3,144,870,354	3,240,467,424	(3.0)	3,136,764,035	3,246,006,130	(3.4)
Total loans and accrued interest receivable	991,205,106,762	965,310,808,308	2.7	987,518,871,357	961,632,147,141	2.7
Less Allowance for doubtful accounts	(67,115,863,781)	(67,034,486,914)	0.1	(66,852,132,193)	(66,806,255,288)	0.1
Less Revaluation allowance for debt restructuring	(4,256,435,265)	(4,666,815,881)	(8.8)	(4,256,435,265)	(4,666,815,881)	(8.8)
Total loans and accrued interest receivable, net	919,832,807,716	893,609,505,513	2.9	916,410,303,899	890,159,075,972	2.9
PROPERTIES FORECLOSED, NET	42,077,380,316	43,405,669,238	(3.1)	35,007,775,975	36,277,751,741	(3.5)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	551,884,117	552,115,946	(0.0)	551,884,117	552,115,946	(0.0)
PREMISES AND EQUIPMENT, NET	30,550,845,989	31,293,255,939	(2.4)	30,380,100,066	31,120,744,926	(2.4)
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	2,583,053,669	2,167,338,162	19.2	2,574,624,211	2,145,054,424	20.0
DERIVATIVE REVALUATION	3,519,480,538	4,424,817,725	(20.5)	3,513,429,426	4,417,517,745	(20.5)
OTHER ASSETS, NET	5,465,997,726	6,416,096,987	(14.8)	5,347,761,511	6,314,370,437	(15.3)
TOTAL ASSETS	1,559,858,825,059	1,493,598,523,684	4.4	1,542,350,531,465	1,484,351,047,797	3.9

LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,180,598,761,582	1,124,782,311,738	5.0	1,181,039,613,738	1,125,264,921,593	5.0
Deposits in foreign currencies	107,063,591,081	103,669,106,877	3.3	96,994,040,424	96,468,048,143	0.5
Total deposits	1,287,662,352,663	1,228,451,418,615	4.8	1,278,033,654,162	1,221,732,969,736	4.6
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	14,416,236,818	12,876,064,463	12.0	14,422,973,974	12,913,318,501	11.7
Non-interest bearing	2,417,535,593	3,260,504,029	(25.9)	2,442,571,825	2,913,710,619	(16.2)
Foreign items						
Interest bearing	40,071,849,018	30,890,079,394	29.7	36,560,598,431	30,716,649,775	19.0
Non-interest bearing	1,851,998,942	2,484,590,456	(25.5)	1,888,887,977	2,527,591,066	(25.3)
Total interbank and money market items, net	58,757,620,371	49,511,238,342	18.7	55,315,032,207	49,071,269,961	12.7
LIABILITIES PAYABLE ON DEMAND	6,768,016,308	6,208,990,314	9.0	6,724,943,519	6,179,983,807	8.8
BORROWINGS						
Short-term borrowings	5,052,005,979	17,359,028,671	(70.9)	4,671,008,326	17,359,028,671	(73.1)
Long-term borrowings	8,980,736,415	9,593,236,823	(6.4)	8,980,736,415	9,593,236,823	(6.4)
Total borrowings	14,032,742,394	26,952,265,494	(47.9)	13,651,744,741	26,952,265,494	(49.3)
BANK'S LIABILITIES UNDER ACCEPTANCES	551,884,117	552,115,946	(0.0)	551,884,117	552,115,946	(0.0)
INTEREST PAYABLE	8,176,461,583	12,382,767,690	(34.0)	8,102,149,731	12,333,868,349	(34.3)
OTHER LIABILITIES	24,213,394,272	20,624,950,916	17.4	22,286,487,918	20,792,885,224	7.2
TOTAL LIABILITIES	1,400,162,471,708	1,344,683,747,317	4.1	1,384,665,896,395	1,337,615,358,517	3.5
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
3,998,345,000 ordinary shares of						
Baht 10 each	39,983,450,000	39,983,450,000	0.0	39,983,450,000	39,983,450,000	0.0
1,655,000 preferred shares of						
Baht 10 each	16,550,000	16,550,000	0.0	16,550,000	16,550,000	0.0
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each	19,088,428,940	19,088,428,940	0.0	19,088,428,940	19,088,428,940	0.0
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232,013	56,346,232,013	0.0	56,346,232,013	56,346,232,013	0.0
UNREALIZED INCREMENT PER LAND APPRAISAL	10,192,264,052	10,192,264,052	0.0	10,192,264,052	10,192,264,052	0.0

UNREALIZED INCREMENT PER PREMISES APPRAISAL	6,853,357,087	7,300,915,131	(6.1)	6,853,357,087	7,300,915,131	(6.1)
FOREIGN EXCHANGE ADJUSTMENT	(1,832,681,831)	(985,608,563)	85.9	(1,348,485,238)	(599,160,311)	125.1
UNREALIZED GAINS ON INVESTMENT	13,385,354,391	8,897,587,590	50.4	13,384,444,869	8,896,238,346	50.5
UNREALIZED LOSSES ON INVESTMENT	(1,246,238,902)	(1,811,093,580)	(31.2)	(1,246,167,083)	(1,810,525,571)	(31.2)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,399,683	45,399,683	0.0		-	
RETAINED EARNINGS						
Appropriated						
Legal reserves	11,500,000,000	11,000,000,000	4.5	11,500,000,000	11,000,000,000	4.5
Other reserves	31,500,000,000	26,500,000,000	18.9	31,500,000,000	26,500,000,000	18.9
Unappropriated	13,275,739,376	11,693,726,746	13.5	11,414,560,430	9,821,296,680	16.2
TOTAL	159,107,854,809	148,267,852,012	7.3	157,684,635,070	146,735,689,280	7.5
MINORITY INTEREST	588,498,542	646,924,355	(9.0)	-	-	
TOTAL SHAREHOLDERS' EQUITY, NET	159,696,353,351	148,914,776,367	7.2	157,684,635,070	146,735,689,280	7.5
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,559,858,825,059	1,493,598,523,684	4.4	1,542,350,531,465	1,484,351,047,797	3.9
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	7,303,470,958	9,107,912,820	(19.8)	7,054,485,907	9,069,186,629	(22.2)
LIABILITY UNDER UNMATURED IMPORT BILLS	11,570,075,950	10,125,031,157	14.3	11,313,939,331	10,011,404,869	13.0
LETTERS OF CREDIT	30,546,442,511	30,533,828,784	0.0	30,114,334,428	30,172,895,593	(0.2)
OTHER CONTINGENCIES	815,079,842,296	737,937,228,917	10.5	811,089,666,693	735,493,250,253	10.3

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED

(UNAUDITED)

Unit : Baht

	CONSOLIDATED FINANCIAL STATEMENTS				THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2007	March 31, 2007	Increase (Decrease) %	June 30, 2006	June 30, 2007	March 31, 2007	Increase (Decrease) %	June 30, 2006 (Restated)
Interest and dividend income								
Interest on loans	14,695,918,935	14,605,198,432	0.6	13,763,551,795	14,636,868,281	14,551,909,640	0.6	13,737,323,428
Interest on interbank and money market items	2,305,560,618	2,405,108,739	(4.1)	2,233,221,350	2,266,643,722	2,388,641,746	(5.1)	2,210,277,156
Investments	3,313,198,435	3,372,367,816	(1.8)	2,975,853,517	3,298,061,005	3,404,151,775	(3.1)	2,934,711,054
Total interest and dividend income	20,314,677,988	20,382,674,987	(0.3)	18,972,626,662	20,201,573,008	20,344,703,161	(0.7)	18,882,311,638
Interest expenses								
Interest on deposits	7,791,434,355	8,033,270,730	(3.0)	7,158,701,601	7,731,514,058	7,973,929,569	(3.0)	7,116,653,271
Interest on interbank and money market items	447,585,838	354,521,008	26.3	416,733,663	434,064,646	360,557,983	20.4	407,770,718
Interest on short-term borrowings	71,340,692	404,735,733	(82.4)	403,617,682	74,145,313	408,482,267	(81.8)	407,517,723
Interest on long-term borrowings	361,967,339	368,980,320	(1.9)	367,657,181	361,967,339	368,980,320	(1.9)	367,657,181
Total interest expenses	8,672,328,224	9,161,507,791	(5.3)	8,346,710,127	8,601,691,356	9,111,950,139	(5.6)	8,299,598,893
Net interest and dividend income	11,642,349,764	11,221,167,196	3.8	10,625,916,535	11,599,881,652	11,232,753,022	3.3	10,582,712,745
Bad debt and doubtful accounts	1,759,844,753	1,409,390,164	24.9	1,125,715,654	1,735,238,994	1,395,546,427	24.3	1,116,655,590
Loss on debt restructuring (reversal)	(308,107,928)	(80,891,082)	(280.9)	316,716,630	(308,107,928)	(80,891,082)	(280.9)	316,716,630
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	10,190,612,939	9,892,668,114	3.0	9,183,484,251	10,172,750,586	9,918,097,677	2.6	9,149,340,525
Non-interest income								
Gain (loss) on investments, net	1,701,674,257	(10,004,920)	17,108.4	228,356,721	1,693,907,252	(21,800,876)	7,869.9	230,743,901
Equity in undistributed net income of subsidiaries and associated companies	27,790,315	14,927,152	86.2	54,475,552	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	14,289,666	22,485,134	(36.4)	32,570,966	14,289,666	22,485,134	(36.4)	32,570,966
Others	3,917,439,876	3,895,857,379	0.6	3,715,043,166	3,705,656,466	3,699,006,498	0.2	3,495,413,287
Gain on exchange, net	640,683,926	1,118,185,971	(42.7)	977,643,096	628,024,710	1,106,982,204	(43.3)	963,205,498
Gain on disposal of assets	337,415,019	202,749,723	66.4	374,205,022	329,822,764	199,210,638	65.6	376,333,517
Other income	104,680,137	99,528,614	5.2	155,359,101	96,412,284	92,217,182	4.5	154,137,989
Total non-interest income	6,743,973,196	5,343,729,053	26.2	5,537,653,624	6,468,113,142	5,098,100,780	26.9	5,252,405,158
Net interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring and non-interest income	16,934,586,135	15,236,397,167	11.1	14,721,137,875	16,640,863,728	15,016,198,457	10.8	14,401,745,683
Non-interest expenses								
Personnel expenses	2,991,795,510	2,857,354,788	4.7	2,846,488,726	2,873,468,814	2,746,525,571	4.6	2,725,536,878
Premises and equipment expenses	1,633,638,902	1,430,036,781	14.2	1,714,044,969	1,596,506,596	1,394,700,887	14.5	1,679,454,025
Taxes and duties	828,235,479	843,382,266	(1.8)	772,756,033	812,438,886	815,655,215	(0.4)	763,648,972
Fees and service expenses	968,976,754	927,890,998	4.4	879,287,042	958,961,284	916,025,465	4.7	870,062,611
Directors' remuneration	32,976,206	12,155,672	171.3	19,020,000	31,350,000	10,950,000	186.3	18,150,000
Contributions to the Financial Institutions Development Fund	1,154,557,542	1,154,565,839	(0.0)	1,087,980,612	1,154,557,542	1,154,565,839	(0.0)	1,087,980,612
Other expenses	1,329,758,926	1,151,174,266	15.5	1,760,536,047	1,276,532,750	1,122,159,663	13.8	1,731,785,391
Total non-interest expenses	8,939,939,319	8,376,560,610	6.7	9,080,113,429	8,703,815,872	8,160,582,640	6.7	8,876,618,489
Income before income tax	7,994,646,816	6,859,836,557	16.5	5,641,024,446	7,937,047,856	6,855,615,817	15.8	5,525,127,194
Income tax expenses	2,627,217,117	2,207,201,035	19.0	1,231,651,523	2,612,685,838	2,193,797,061	19.1	1,234,371,353

Income before minority interest in subsidiaries		5,367,429,699	4,652,635,522	15.4	4,409,372,923	5,324,362,018	4,661,818,756	14.2	4,290,755,841
Minority interest in net income of subsidiaries		24,646,226	20,489,340	20.3	18,729,573	-	-	-	-
Net income		5,342,783,473	4,632,146,182	15.3	4,390,643,350	5,324,362,018	4,661,818,756	14.2	4,290,755,841
Basic earnings per share	**Baht**	2.80	2.43	15.2	2.30	2.79	2.44	14.3	2.25
Weighted average number									
of ordinary shares	**Share**	1,908,842,894	1,908,842,894	-	1,908,842,894	1,908,842,894	1,908,842,894	-	1,908,842,894

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30, 2007 AND 2006

(UNAUDITED)

Unit : Baht

	CONSOLIDATED FINANCIAL STATEMENTS				THE BANK'S FINANCIAL STATEMENTS			
	2007	2006	Increase (Decrease)	%	2007	2006 (Restated)	Increase (Decrease)	%
Interest and dividend income								
Interest on loans	29,301,117,367	26,164,073,230	3,137,044,137	12.0	29,188,777,921	26,129,544,527	3,059,233,394	11.7
Interest on interbank and money market items	4,710,669,357	3,481,967,575	1,228,701,782	35.3	4,655,285,468	3,435,655,642	1,219,629,826	35.5
Investments	6,685,566,251	6,056,039,615	629,526,636	10.4	6,702,212,780	5,995,959,926	706,252,854	11.8
Total interest and dividend income	40,697,352,975	35,702,080,420	4,995,272,555	14.0	40,546,276,169	35,561,160,095	4,985,116,074	14.0
Interest expenses								
Interest on deposits	15,824,705,085	11,478,943,311	4,345,761,774	37.9	15,705,443,627	11,395,719,338	4,309,724,289	37.8
Interest on interbank and money market items	802,106,846	833,664,682	(31,557,836)	(3.8)	794,622,629	817,109,355	(22,486,726)	(2.8)
Interest on short-term borrowings	476,076,425	436,478,238	39,598,187	9.1	482,627,580	445,317,882	37,309,698	8.4
Interest on long-term borrowings	730,947,659	1,111,707,163	(380,759,504)	(34.2)	730,947,659	1,111,707,163	(380,759,504)	(34.2)
Total interest expenses	17,833,836,015	13,860,793,394	3,973,042,621	28.7	17,713,641,495	13,769,853,738	3,943,787,757	28.6
Net interest and dividend income	22,863,516,960	21,841,287,026	1,022,229,934	4.7	22,832,634,674	21,791,306,357	1,041,328,317	4.8
Bad debt and doubtful accounts	3,169,234,917	1,975,524,930	1,193,709,987	60.4	3,130,785,421	1,956,988,617	1,173,796,804	60.0
Loss on debt restructuring (reversal)	(388,999,010)	821,559,391	(1,210,558,401)	(147.3)	(388,999,010)	821,559,391	(1,210,558,401)	(147.3)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	20,083,281,053	19,044,202,705	1,039,078,348	5.5	20,090,848,263	19,012,758,349	1,078,089,914	5.7
Non-interest income								
Gain on investments, net	1,691,669,337	1,995,906,210	(304,236,873)	(15.2)	1,672,106,376	1,163,982,185	508,124,191	43.7
Equity in undistributed net income of subsidiaries and associated companies	42,717,467	66,819,714	(24,102,247)	(36.1)	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	36,774,800	73,484,441	(36,709,641)	(50.0)	36,774,800	73,484,441	(36,709,641)	(50.0)
Others	7,813,297,255	7,572,469,453	240,827,802	3.2	7,404,662,964	7,093,412,857	311,250,107	4.4
Gain on exchange, net	1,758,869,897	1,751,246,553	7,623,344	0.4	1,735,006,914	1,725,982,123	9,024,791	0.5
Gain on disposal of assets	540,164,742	762,278,044	(222,113,302)	(29.1)	529,033,402	768,849,868	(239,816,466)	(31.2)
Other income	198,704,857	310,319,598	(111,614,741)	(36.0)	188,629,466	306,909,099	(118,279,633)	(38.5)
Total non-interest income	12,082,198,355	12,532,524,013	(450,325,658)	(3.6)	11,566,213,922	11,132,620,573	433,593,349	3.9
Net interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring and non-interest income	32,165,479,408	31,576,726,718	588,752,690	1.9	31,657,062,185	30,145,378,922	1,511,683,263	5.0
Non-interest expenses								
Personnel expenses	5,849,150,298	5,481,696,254	367,454,044	6.7	5,619,994,385	5,216,864,518	403,129,867	7.7
Premises and equipment expenses	3,063,675,683	3,151,302,902	(87,627,219)	(2.8)	2,991,207,483	3,079,244,751	(88,037,268)	(2.9)
Taxes and duties	1,671,617,745	1,554,882,504	116,735,241	7.5	1,628,094,101	1,524,550,450	103,543,651	6.8
Fees and service expenses	1,896,867,752	1,663,210,989	233,656,763	14.0	1,874,986,749	1,643,068,606	231,918,143	14.1
Directors' remuneration	45,131,878	30,925,000	14,206,878	45.9	42,300,000	29,100,000	13,200,000	45.4
Contributions to the Financial Institutions Development Fund	2,309,123,381	2,176,313,008	132,810,373	6.1	2,309,123,381	2,176,313,008	132,810,373	6.1

Loss on impairment of properties foreclosed		302,718,135	1,522,444,118	(1,219,725,983)	(80.1)	275,197,964	1,379,336,655	(1,104,138,691)	(80.0)
Other expenses		2,172,711,163	2,208,147,830	(35,436,667)	(1.6)	2,123,494,449	2,151,543,380	(28,048,931)	(1.3)
Total non-interest expenses		17,310,996,035	17,788,922,605	(477,926,570)	(2.7)	16,864,398,512	17,200,021,368	(335,622,856)	(2.0)
Income before income tax		14,854,483,373	13,787,804,113	1,066,679,260	7.7	14,792,663,673	12,945,357,554	1,847,306,119	14.3
Income tax expenses		4,834,418,152	4,161,671,028	672,747,124	16.2	4,806,482,899	4,014,690,822	791,792,077	19.7
Income before minority interest in subsidiaries		10,020,065,221	9,626,133,085	393,932,136	4.1	9,986,180,774	8,930,666,732	1,055,514,042	11.8
Minority interest in net income of subsidiaries			51,843,775	(6,708,209)	(12.9)	-	-	-	-
		45,135,566							
Net Income		9,974,929,655	9,574,289,310	400,640,345	4.2	9,986,180,774	8,930,666,732	1,055,514,042	11.8
Basic earnings per share	**Baht**	5.23	5.02	0.21	4.2	5.23	4.68	0.55	11.8
Weighted average number									
of ordinary shares	**Shares**	1,908,842,894	1,908,842,894	-	-	1,908,842,894	1,908,842,894	-	-

Document No. 5

Summary of financial results

For the period ended June 30, 2007

Summary of significant items in the first half of 2007 **In Million Baht**

Item	H1 2007	H1 2006	Y-o-Y Difference	Q2 2007	Q2 2006	Y-o-Y Difference
Profit before provisioning and tax	17,534	15,724	1,810	9,364	6,958	2,406
Profit before tax	14,792	12,945	1,847	7,937	5,525	2,412
Corporate income tax	4,806	4,014	792	2,613	1,234	1,379
Net profit	9,986	8,931	1,055	5,324	4,291	1,033
Earnings per share	5.23	4.68	0.55	2.79	2.25	0.54
NII	22,832	21,791	1,041	11,600	10,582	1,018
NIM	3.15	3.14	0.01	3.15	2.95	0.20
ROA	1.34	1.25	0.09	1.41	1.16	0.25
ROE	13.22	12.77	0.45	13.77	12.15	1.62

In Million Baht

Item	June 2007	December 2006	Difference	June 2007	March 2007	Difference
Loans	984,382	958,386	25,996	984,382	959,249	25,133
Deposits	1,278,034	1,221,733	56,301	1,278,034	1,236,932	41,102
NPL	90,333	89,120	1,213	90,333	89,322	1,011

Bangkok Bank reported preliminary results for the second quarter of 2007 with net profit of Baht 5.3 billion, an increase of Baht 1.0 billion or 24.1 percent from the corresponding period in 2006. Profit before provisioning and tax rose to Baht 9.4 billion, an increase of 34.6 percent year-on-year.

Overall, the results showed reasonable growth in assets with increased profitability, as both net interest income and non-interest income increased while non-interest expenses declined. Asset quality also remained under control.

The bank's net interest income in the second quarter of 2007 amounted to Baht 11.6 billion, an increase of Baht 1.0 billion or 9.6 percent from the corresponding period in 2006. The improvement was due in part to the maturing of certain borrowings resulting in a decrease of Baht 339 million in interest expenses on borrowing. Net interest margins for the second quarter of 2007 rose to 3.15 percent from 2.95 percent in the corresponding period last year.

Non-interest income in the quarter rose by Baht 1.2 billion, or 23.2 percent year-on-year, to Baht 6.5 billion with net gain on sale of equity and debt instruments increasing by Baht 1.5 billion. Fees and service income amounted to Baht 3.7 billion, an increase of 5.4 percent, while gain on foreign exchange amounted to Baht 628 million.

Non-interest expenses in the second quarter fell by Baht 173 million or 2.0 percent year-on-year to Baht 8.7 billion. This was largely due to a reduction in the impairment expenses for foreclosed assets. As a result, the cost-to-income ratio fell from 56.1 percent in the second quarter of 2006 to 48.2 percent in this quarter.

In the second quarter of 2007, the Bank's tax expenses rose to Baht 2.6 billion. The increase was largely due to an adjustment of the corporate income tax for 2006 by Baht 807 million because a special charge in 2006 related to certain transferred assets could not be considered as a tax deductible expense.

At the end of June 2007, the bank's total loans amounted to Baht 984.4 billion, an increase of 2.7 percent from year-end, mostly from loans to small- and medium-sized business customers, to consumers and to customers of overseas. Deposits rose by 4.6 percent to Baht 1,278.0 billion.

Non-performing loans as at the end of June 2007 amounted to Baht 90.3 billion, representing 9.1 percent of the total outstanding loans. The bank set aside provision expenses of Baht 1.4 billion in the second quarter, taking the bank's total loan loss reserves to Baht 71.1 billion, equal to 78.7 percent of the total non-performing loans.

Shareholders' equity, as of June 30, 2007, stood at Baht 157.7 billion. With the inclusion of the profit for the second quarter of 2007, the bank's total capital adequacy ratio and Tier 1 capital ratio would be approximately 16.2 percent and 12.7 percent, respectively.

Earnings per share for the quarter was Baht 2.79.

Important items on the balance sheet

Total assets **In Million Baht**

Item	June 2007	March 2007	December 2006	June 2007 in comparison to March 2007	June 2007 in comparison to December 2006
Total assets	**1,542,351**	**1,494,263**	**1,484,351**	**48,088**	**58,000**
Interbank and money market items	161,730	173,334	153,413	(11,604)	8,317
Securities purchased under resale agreements	20,000	12,000	32,000	8,000	(12,000)
Net investments in securities	339,885	308,548	294,880	31,337	45,005
Loans	984,382	959,249	958,386	25,133	25,996
Net foreclosed properties	35,008	35,708	36,278	(700)	(1,270)

Total assets, as of June 30, 2007, amounted to Baht 1,542.4 billion, an increase of Baht 58.0 billion compared with December 31, 2006. Net investments in securities rose by Baht 45.0 billion, or 15.3 percent, to Baht 339.9 billion, mostly in government securities. Loans rose by Baht 26.0 billion, or 2.7 percent, to Baht 984.4 billion, largely due to increases in loans extended to small- and medium-sized business customers, consumers, and customers of overseas branches. Interbank and money market items rose by Baht 8.3 billion or 5.4 percent to Baht 161.7 billion. Securities purchased under resale agreements fell by Baht 12.0 billion and net foreclosed assets decreased by Baht 1.3 billion.

When compared to the end of March 2007, total assets rose by Baht 48.1 billion with net investments in securities increasing by Baht 31.3 billion, and lending increasing by Baht 25.1 billion. Interbank and money market items, however, decreased by Baht 11.6 billion and net foreclosed assets declined by Baht 700 million.

Total liabilities **In Million Baht**

Item	June 2007	March 2007	December 2006	June 2007 in comparison to March 2007	June 2007 in comparison to December 2006
Total liabilities	**1,384,666**	**1,340,684**	**1,337,615**	**43,982**	**47,051**
Deposits	1,278,034	1,236,932	1,221,733	41,102	56,301
Interbank and money market items	55,315	47,969	49,071	7,346	6,244
Borrowing	13,652	17,028	26,952	(3,376)	(13,300)
Other liabilities	22,286	22,620	20,793	(334)	1,493
Shareholders' equity	**157,685**	**153,579**	**146,736**	**4,106**	**10,949**

Total liabilities, as of June 30, 2007, amounted to Baht 1,384.7 billion, an increase of Baht 47.1 billion compared with the end of 2006 mostly accounted for by deposits which rose by Baht 56.3 billion, or 4.6 percent, to Baht 1,278.0 billion. The loan-to-deposit ratio stood at 77.0 percent. Interbank and money market items rose by Baht 6.2 billion to Baht 55.3 billion, while borrowings fell by Baht 13.3 billion to Baht 13.7 billion.

In comparison to March 2007, total liabilities rose by Baht 44.0 billion, largely due to an increase of Baht 41.1 billion in deposits.

Shareholders' equity, as of June 30, 2007, amounted to Baht 157.7 billion, an increase of Baht 10.9 billion or 7.5 percent from the end of 2006; and an increase of Baht 4.1 billion or 2.7 percent from the end of March 2007.

Classified loans and allowance for doubtful accounts

Classified loans and allowance for doubtful accounts from loan classification — **In Million Baht**

	Loans and accrued interest receivable *			Allowance for doubtful accounts classified to Bank of Thailand's criteria **		
	June 2007	March 2007	December 2006	June 2007	March 2007	December 2006
Normal	880,303	853,934	860,294	4,536	4,532	4,579
Special Mentioned	16,852	18,905	12,193	160	161	104
Substandard	11,229	10,775	11,185	4,079	3,411	5,040
Doubtful	8,883	15,449	18,771	3,295	4,846	8,621
Doubtful of Loss	70,252	63,117	59,190	42,131	37,024	33,713
Total	**987,519**	**962,180**	**961,633**	**54,201**	**49,974**	**52,057**
Plus allowance for doubtful accounts in excess of minimum required level				12,651	16,240	14,749
Including allowance for doubtful accounts from loan classification				**66,852**	**66,214**	**66,806**
Plus allowance for valuation from loan restructuring				4,256	4,571	4,667
Total allowance for doubtful accounts				**71,108**	**70,785**	**71,473**

* Excluding Interbank and money market items amounting to Baht 10.1 billion

** Excluding allowance for doubtful accounts on Interbank and money market items of Baht 28 million.

In Million Baht

Item	June 2007	March 2007	December 2006	June 2007 in comparison to March 2007	June 2007 in comparison to December 2006
Non– performing loans (NPL)*	90,333	89,322	89,120	1,011	1,213
Total loans used for NPL ratio calculation*	994,455	967,964	964,543	26,491	29,912
NPL as percentage of total loans	9.1	9.2	9.2	(0.1)	(0.1)

* Excluding interest receivable but including Interbank and money market items

Non-performing loans (NPLs) as of the end of June 2007 amounted to Baht 90.3 billion, representing 9.1 percent of total outstanding loans and an increase of Baht 1.0 billion and 1.2 billion from March 2007 and December 2006 respectively.

In the second quarter of 2007, the bank set aside provision expenses of Baht 1.4 billion. As a result, loan loss reserves rose to Baht 71.1 billion, well over the minimum level as required by the Bank of Thailand (BOT) by Baht 12.7 billion.

As of June 30, 2007, the bank's loan loss reserve coverage of NPLs was 78.7 percent, compared to 79.2 percent and 80.2 percent at the end of March 2007 and December 2006 respectively.

Capital reserves and capital adequacy ratio as required by the BOT **in Million Baht**

Item	June 2007	March 2007	December 2006	June 2007 in comparison to March 2007	June 2007 in comparison to December 2006
Tier 1 capital	117,670	114,723	114,552	2,947	3,118
Tier 2 capital	27,684	26,909	27,586	775	98
Total capital	**145,354**	**141,632**	**142,138**	**3,722**	**3,216**

As of June 30, 2007, the bank had legal capital reserves of Baht 145.4 billion, and Tier 1 capital of Baht 117.7 billion. The bank's capital adequacy ratio, as required by the Bank of Thailand, stood at approximately 14.4 percent, and the Tier 1 capital ratio was approximately 11.6 percent. With the inclusion of the net profit for the half-year period ending June 30, 2007, the capital adequacy and Tier 1 capital ratios would be approximately 16.2 percent and 12.7 percent, respectively.

Significant items in the statement of income for the first half and second quarter of 2007

Net profit

Profit before provisioning and tax in the first half of 2007 amounted to Baht 17.5 billion, an increase of Baht 1.8 billion or 11.5 percent from the same period last year because net interest income and non-interest income rose by Baht 1.0 billion and Baht 433 million, respectively. Meanwhile, non-interest expenses decreased by Baht 336 million, and provisioning expenses fell by Baht 37 million. As a result, profit before tax rose to Baht 14.8 billion. After deduction of corporate income tax expense of Baht 4.8 billion, net profit for the first half of 2007 amounted to Baht 10.0 billion, an increase of 11.8 percent or Baht 1.1 billion compared with the first half of 2006.

When compared with the second quarter of 2006, the bank's net profit for the second quarter of 2007 increased by Baht 1.0 billion, or 24.1 percent. Profit before tax increased by Baht 2.4 billion, and profit before provisioning and tax increased by Baht 2.4 billion.

Net interest and dividend income **in Million Baht**

Item	H1 2007	H1 2006	Y-o-Y Difference	Q2 2007	Q2 2006	Y-o-Y Difference
Interest and dividend income	40,546	35,561	4,985	20,202	18,882	1,320
▫ Loans	29,189	26,130	3,059	14,637	13,737	900
▫ Interbank and money market items	4,655	3,435	1,220	2,267	2,210	57
▫ Investments	6,702	5,996	706	3,298	2,935	363
Interest expenses	17,714	13,770	3,944	8,602	8,300	302
▫ Deposits	15,705	11,396	4,309	7,732	7,117	615
▫ Interbank and money market items	795	817	(22)	434	408	26
▫ Short-term borrowings	483	445	38	74	407	(333)
▫ Long-term borrowings	731	1,112	(381)	362	368	(6)
Net interest and dividend income	**22,832**	**21,791**	**1,041**	**11,600**	**10,582**	**1,018**
Net interest margins	**3.15**	**3.14**	**0.01**	**3.15**	**2.95**	**0.20**

Interest and dividend income for the first half of 2007 increased by Baht 5.0 billion, or 14.0 percent, from the first half of 2006 to Baht 40.5 billion. Income increased across all categories, with interest income from loans increasing by Baht 3.1 billion, from interbank and money market items increasing by Baht 1.2 billion and from investments increasing by Baht 706 million. When compared to the second quarter of 2006, interest and dividend income this quarter rose in all categories by Baht 1.3 billion, or 7.0 percent. These consisted of an increase of Baht 900 million in interest income from loans, of Baht 57 million in interbank and money market items, and of Baht 363 million in income from investments.

Interest expenses also increased both on a half-yearly and a quarterly basis. When compared to the first half of 2006, interest expenses in the first half of 2007 rose by Baht 3.9 billion to Baht 17.7 billion. On a quarterly basis, the interest expenses rose by Baht 302 million to Baht 8.6 billion. While interest expenses on deposits increased by Baht 4.3 billoin and Baht 615 million respectively, this was offset by declines in the interest expenses on borrowings of Baht 343 million and Baht 339 million compared to the first half and the second quarter of 2006 respectively.

Net interest income in the first half of 2007 amounted to Baht 22.8 billion, an increase of Baht 1.0 billion from that in the first half of 2006, and the net interest margin increased from 3.14 percent to 3.15 percent. When compared with the second quarter of 2006, the bank's net interest income for the second quarter of 2007 also rose by Baht 1.0 billion, while the net interest margin increased from 2.95 percent to 3.15 percent.

Non-interest income **in Million Baht**

Item	H1 2007	H1 2006	Y-o-Y Difference	Q2 2007	Q2 2006	Y-o-Y Difference
Fees and service income	7,441	7,167	274	3,720	3,528	192
Gain on investments	1,672	1,164	508	1,694	231	1,463
Gain on foreign exchange	1,735	1,726	9	628	963	(335)
Gain on disposal of assets	529	769	(240)	330	376	(46)
Other income	189	307	(118)	96	154	(58)
Total non-interest income	**11,566**	**11,133**	**433**	**6,468**	**5,252**	**1,216**

Non-interest income in the first half of 2007 totaled Baht 11.6 billion, an increase of Baht 433 million from the first half of 2006, with the significant items as follows:

Net gain on investments in the first half of 2007 amounted to Baht 1.7 billion, an increase of Baht 508 million from the first half of 2006, with higher gains on sale of debt instruments and lower impairment expenses.

Fees and service income amounted to Baht 7.4 billion, an increase of Baht 274 million or 3.8 percent; while gain on foreign exchange amounted to Baht 1.7 billion, an increase of Baht 9 million.

Gain on disposal of assets fell by Baht 240 million to Baht 529 million, while other income amounted to Baht 189 million, a decrease of Baht 118 million.

When compared with the second quarter of 2006, the bank's non-interest income in the second quarter of 2007 rose by Baht 1.2 billion or 23.2 percent. Important items included a Baht 1.5 billion increase in gain on investments from the sale of some debt and equity instruments, and fees and service income which rose by 5.4 percent to Baht 3.7 billion. However, gain on foreign exchange decreased by Baht 335 million, or 34.8 percent, to Baht 628 million. Gain on disposal of assets and other income fell by Baht 46 million and Baht 58 million, respectively.

Non-interest expenses **in Million Baht**

Item	H1 2007	H1 2006	Y-o-Y Difference	Q2 2007	Q2 2006	Y-o-Y Difference
Personnel expenses	5,620	5,217	403	2,873	2,726	147
Premises and equipment expenses	2,991	3,079	(88)	1,597	1,679	(82)
Taxes and duties	1,628	1,525	103	812	764	48
Fees and service expenses	1,875	1,643	232	959	870	89
Remuneration to directors	42	29	13	31	18	13
Contribution to the Financial Institutions Development Fund	2,309	2,176	133	1,155	1,088	67
Other expenses	2,399	3,531	(1,132)	1,277	1,732	(455)
Total non-interest expenses	**16,864**	**17,200**	**(336)**	**8,704**	**8,877**	**(173)**

The bank's non-interest expenses in the first half of 2007 totaled Baht 16.9 billion, a decrease of Baht 336 million or 2.0 percent, compared with the first half of 2006. Important items were as follows:

Other expenses declined by Baht 1.1 billion compared with the first half of 2006, mostly from lower impairment expenses on foreclosed assets. Premises and equipment expenses also declined by Baht 88 million. However, personnel expenses increased by Baht 403 million to Baht 5.6 billion, fees and service expenses increased by Baht 232 million to Baht 1.9 billion, tax and duty expenses rose by Baht 103 million, and the contribution to the Financial Institutions Development Fund rose by Baht 133 million.

When compared to the second quarter of 2006, non-interest expenses in the second quarter of 2007 fell by Baht 173 million, or 2.0 percent, with other expenses inclusive of impairment expenses on foreclosed properties declining by Baht 455 million, and premises and equipment expenses declining by Baht 82 million. However, personnel expenses rose by Baht 147 million, fees and service expenses rose by Baht 89 million, and tax and duty expenses rose by Baht 48 million.

Provision expenses

In the first half of 2007, the bank recorded expenses for bad debt allowance of Baht 3.1 billion and reversed the allowance for loss on loan restructuring by Baht 389 million. As a result, net provisioning expenses amounted to Baht 2.7 billion, a decrease of 37 million compared with the first half of 2006. When comparing the second quarter of 2007 with 2006, the bank's net provisioning expenses declined by Baht 6 million.

Corporate income tax

In the first half of 2007, the bank's corporate income taxes rose by Baht 792 million from the first half of 2006 to Baht 4.8 billion. When compared to the second quarter of 2006, corporate income tax expenses this quarter rose by Baht 1.4 billion. The increase was largely due to an adjustment of the corporate income tax for 2006 by Baht 807 million because the special charge in 2006 related to the decline in value of assets transferred to the Thai Asset Management Corporation could not be considered as a tax deductible expense.

END